

HOLDING

RECEIVED

2005 MAY 17 A 8: 02

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05008126

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-721
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 13 May 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Stefan Wittermann Dagmar Roed

PROCESSED
MAY 23 2005
THOMSON
FINANCIAL

Enclosures

(1) 13 May 2005 Hypo Real Estate Group Interim Report as of 31 March 2005
(2) 13 May 2005 Press Release: Hypo Real Estate Group with strong growth in earnings in the first quarter of 2005

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters Munich
Commercial register Munich HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz

Rule 12g3-2(b), File No. 82-34748

RECEIVED
2005 MAY 17 A 8:0?
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Hypo Real Estate
GROUP

Interim Report as of 31 March 2005

Financial Highlights

Operating performance		1.1.–31.3.2005	1.1.–31.3.2004
Net income/loss before taxes	in € million	102	55
Net income/loss[1]	in € million	78	41
Earnings per share[1]	in €	0.58	0.31
Key ratios		1.1.–31.3.2005	1.1.–31.12.2004
Return on equity after taxes[1]	in %	7.6	4.0
Cost-income ratio (based on operating revenues)	in %	34.8	37.7
Balance sheet figures		31.3.2005	31.12.2004
Total assets	in € billion	146.9	148.1
Equity (excluding revaluation reserve)	in € billion	4.4	4.3
Key capital ratios compliant with BIS rules		31.3.2005	31.12.2004
Core capital	in € billion	4.2	4.2[2]
Equity funds	in € billion	6.1	6.1[2]
Risk assets	in € billion	51.1	51.0
Core capital ratio	in %	8.2	8.3[2]
Equity funds ratio	in %	11.5	11.7[2]
Personnel		31.3.2005	31.12.2004
Employees		1,287	1,311
Portfolio figures		31.3.2005	31.12.2004
Volume of international real estate financing	in € billion	27.3	26.3
Volume of German real estate financing	in € billion	33.3	33.4
Volume of state financing	in € billion	64.8	66.3

[1] Excluding the effects from capitalised losses carried forward
[2] *As per approved annual financial statements*

Ratings as of 4 April 2005

	Moody's	S&P	Fitch Ratings
Hypo Real Estate Bank International puc Long-term/short-term/outlook	A3/P-2/Positive	A-/A-2/Stable	-
Württembergische Hypothekenbank AG Long-term/short-term/outlook	A3[1]/P-2[1]/Positive	A-/A-2/Stable	-
Hypo Real Estate Bank AG Long-term/short-term/outlook	Baa1[1]/P-2[2]/Positive	BBB/A-3/Positive	BBB/F3/Positive

[1] Review for possible upgrade
[2] Outlook stable (deviating from general company outlook)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Contents

Letter from the Management Board

Dear shareholders,

In the 1st quarter 2005 Hypo Real Estate Group has continued the successful performance seen in 2004. Operations performed in line with our ambitious expectations. We have made good progress with important strategic tasks, in particular

- with the resumption of new business in Germany
- with the expansion of international business
- in terms of refinancing and
- in organisational measures designed to boost Group efficiency and sales performance.

Following the early completion of the process of restructuring Hypo Real Estate Germany in 2004, new business, which was subsequently resumed in Germany has been picking up pace. A financing volume amounting € 266 million had been signed through 31 March 2005. We are accordingly making good progress towards meeting our new business target of around € 1 billion in Germany for the whole of 2005. Our assessment, that the markets for commercial real estate in Germany is gradually undergoing a turnaround, has proved to be correct. Our new centre of competence for the German market, Hypo Real Estate Bank AG, focuses consistently on attractive metropolitan areas – and complies with the strict risk and return requirements, which have always been applicable for our international business. The positive development of our business in Germany has also been recognised by the capital markets: At the beginning of April, the rating agency Standard & Poor's raised the rating outlook for Hypo Real Estate Bank AG from stable to positive.

At Hypo Real Estate International, we have again completed several large-volume transactions in the first three months, and have achieved new business of € 2.3 billion. We have taken even better advantage of our core markets such as the US, Great Britain and France than has been the case in the past, and we have also entered new markets. We still intend to write new international business of around € 10 billion in 2005.

New business at Württembergische Hypothekenbank in the 1st quarter also performed in line with our expectations, and is stated as € 772 million. We still intend to generate a volume of around € 2.5 billion in the full year.

It is important that the Group's refinancing keeps up with the growth in lendings. At Hypo Real Estate Bank International, we have accordingly enhanced the existing Medium Term Note Programme by € 5 billion. Bonds with a total volume of

around € 6.2 billion had been issued through 31 March 2005. Following the completion of the process of restructuring the German business, Hypo Real Estate Bank AG made a successful return to the capital market at the beginning of March 2005, placing the initial jumbo mortgage Pfandbrief with a volume of € 1.5 billion. Württembergische Hypothekenbank has also set standards in the first three months of this year by issuing a jumbo public sector Pfandbrief with a volume of € 1.5 billion and a term of ten years.

For Hypo Real Estate Group, it is essential to respond rapidly and in a flexible manner to new market requirements. Our business model as an international financier of large-volume commercial real estate has stood the test of time and is stable; the processes and structures which we use may change. Hypo Real Estate Holding AG is primarily responsible for carrying out the structural adjustments and intensifying cooperation between our three operating units. Its role as the Group's strategic steering entity will become increasingly important. The aim of all structural measures is to boost efficiency in the Group, to reduce costs and to increase the sales efficiency of the segments.

In line with these maxims, we changed the organisation structure of Hypo Real Estate International at the start of this year. The global real estate financing business with its local entities has since been broken down into the three regions of Europe, America and Asia, and the management of each region has been combined in a single entity. With this concentration of forces, which for Europe has taken place at our location in London, we have taken account of the increasing significance of cross-border financing arrangements. This is because 70 % of our business in Europe last year was conducted with internationally operating investors. Of these investors, almost 90 % are based in London. This new structure, which combines the responsibility previously vested in the individual European branches, means that we are now closer to our customers.

The purpose of the planned complete acquisition of all shares in Württembergische Hypothekenbank by Hypo Real Estate Holding AG and the subsequent delisting of our Stuttgart-based subsidiary, is a leaner Group structure. Because the Holding company already holds considerably more than 95 % of the capital of Württembergische Hypothekenbank, we intend to take advantage of the "squeeze-out" facility provided by the legislative authorities. In this method, the Annual General Meeting adopts a resolution whereby the shares owned by the minority shareholders will be transferred to the main shareholders in return for payment of a cash settlement of € 56.50 per share, calculated on the basis of a valuation report and audited by an

independent company of auditors. The processes within Hypo Real Estate Group will be simplified and costs will be reduced as a result of the squeeze-out. In addition, the Group's access to the stock market will be concentrated on the Holding company.

With net income before taxes of € 102 million in the first three months, Hypo Real Estate Group is pro-rata precisely on schedule to meet its target for 2005. All three segments have improved their results, and business in Germany is now operating profitably. For the full year, we are reiterating our forecast of boosting consolidated net income before taxes from € 221 million in the previous year to € 400 million to € 425 million. This means that Hypo Real Estate Group will for the first time cover its costs of capital of 7.5 % to 8.0 % after taxes.

This positive development in our business is also reflected in the continuous upward trend of our share price. Compared with a closing price of € 30.50 at the end of 2004, the share price in the first three months has occasionally been significantly in excess of € 33. We will continue to do our utmost to present ourselves to the stock market, and primarily to you, our shareholders, as a sound and reliable stock characterised by growth, profitability and innovation strength.

Kind regards

Georg Funke

Chairman of the Management Board

The Shares

During the 1st quarter the market reflected the impact of mixed company and economic news, a volatile oil price as well as interest rate fears. Between January and March, the Dow Jones Industrial Average fell by 2.6%, and the Euro STOXX 50 rose by 3.5%. The German DAX and MDAX indices outperformed the Dow Jones Industrial Average, with growth of 2.2% and 5.9% respectively. The Prime Banks index which is an important benchmark for our shares increased by 4.9%.

Share price development in the 1st quarter 2005


109
108
107
106
105
104
103
102
101
100
99
HRX indexed
MDAX indexed
CXPB indexed
06/01/05
24/01/05
09/02/05
25/02/05
15/03/05
31/03/05

In this environment, Hypo Real Estate Holding shares performed roughly in line with the overall bank sector. With growth of 5.4%, they slightly outperformed the Prime Banks benchmark by around 0.5 percentage points. They have outperformed the MDAX by 3.2 percentage points, and have underperformed the DAX by 0.5 percentage points.

Key facts about Hypo Real Estate Holding shares 2005

WKN ordinary shares		802 770
ISIN ordinary shares		DE 000 802 770 7
SE Code		HRX
Average number of listed shares as of 31.3.05	Units	130,433,775
Number of ordinary shares as of 31.3.05	Units	130,433,775
Number of preference shares as of 31.3.05	Units	3,638,400
Market capitalisation as of 31.3.05	€ billion	4.193
Q1 high[1]	€	33.30
Q1 low[1]	€	30.00
Quarterly closing price[1]	€	32.15
Earnings per share Q1[2]	€	0.58
Known shareholders with more than a 5% stake		Brandes Investment Partners 9.09%

[1] Xetra closing prices on the Frankfurt Stock Exchange [2] Excluding the effects from capitalised losses carried forward

Business Segments

Hypo Real Estate International

Overview During the 1st quarter of the year, our business is generally calm. However, the figure of € 2.3 billion of new business in real estate financing was achieved at Hypo Real Estate International, which was almost fully in line with the ambitious pro-rata target. In the period under review, an initial transaction in Russia was also completed in line with the strict risk requirements; this is proof of how flexible Hypo Real Estate International can be in its response to the increasing demand of international investors for this market. A further debut was the arrangement for financing an office property in France for an Islamic bank in Qatar in accordance with Islamic Sharia rules; this enabled the segment to demonstrate its ability to respond to individual customer needs. The overall portfolio showed only slight net growth in the 1st quarter as a result of high repayments.

The good development in business has further improved the refinancing situation. The Medium Term Note Programme, which was set up in 2004, has been extended by a further € 5 billion in order to meet the needs of new business, which continues to expand. In the 1st quarter, tranches have already been issued with a total volume of € 2.3 billion.

Development in Earnings Net income before taxes at Hypo Real Estate International amounted to € 63 million in the 1st quarter of 2005, and thus was on schedule on a pro-rata basis to meet the figure budgeted for 2005 – net income before taxes of € 250 million to € 270 million.

in € million

	1.1.–31.3.2005	Budget 1/4 of 2005	Budget 2005
Net income/loss before taxes	63	63 to 68	250 to 270

Compared with prior year (€ 46 million), net income before taxes has increased by € 17 million. After taxes (€ 16 million), net income is accordingly stated as € 47 million (1st quarter 2004: € 33 million), which is equivalent to an increase in the return on equity in the segment of 10.1 % (adjusted by the effect from capitalised losses carried forward) in 2004 to 12.0 %.

Operating revenues (including net income from investments) increased from € 83 million in the prior year to € 102 million as a result of international expansion and the

associated portfolio growth in the segment. Net interest income thereby increased by € 15 million to € 65 million, and net commission income of € 29 million is € 3 million down compared with the corresponding previous year figure. Net trading income of € 7 million was generated primarily in the "Capital Markets" segment, which was still being set up in the 1st quarter 2004 (net trading income: € 0 million).

There were no individual allowances for losses on loans and advances in the segment in the 1st quarter 2005. Merely € 2 million were allocated to loan-loss provisions (compared with € 11 million in prior year) as IAS 39 (revised 2003) limited the scope in this respect with a new definition of portfolio-based allowances.

As a result of international expansion and the newly established "Capital Markets" segment, general administrative expenses in the segment increased to € 37 million (1st quarter 2004: € 26 million). The cost-income ratio was accordingly 36.3% compared with 37.3% in 2004.

Key Financials

Hypo Real Estate International		
Operating performance in € million	**1.1.–31.3.2005**	**1.1.–31.3.2004**
Operating revenues	102	83
Provisions for losses on loans and advances	2	11
General administrative expenses	37	26
Balance of other income/expenses	–	–
Net income/loss before taxes	63	46
Net income/loss	47	33
Key ratios in %	**1.1.–31.3.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	12.0	10.1
Cost-income ratio (based on operating revenues)	36.3	37.3
Key indicators	**31.3.2005**	**31.12.2004**
Total volume of lending in € billion	17.9	17.8
Risk assets compliant with BIS rules in € billion	17.8	17.3
Core capital ratio compliant with BIS rules in %	10.1	9.2[2]
Employees	499	504

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Portfolio Development The credit portfolio, which unlike the documentary credit volume in the following section also includes loan commitments and bonds, amounted to € 23.6 billion as of 31 March 2005, and was € 0.8 billion higher after maturities and repayments compared with 31 December 2004. The figure also includes € 0.5 billion for US business and € 0.9 billion for business in Great Britain; these figures are recorded at Württembergische Hypothekenbank but are guaranteed by Hypo Real Estate Bank International. Real estate financing accounted for approx. € 17.9 billion (76 %), and public sector financing, incl. bonds and debt securities held by Hypo Pfandbrief Bank International (HPBI) accounted for an unchanged € 5.7 billion (24 %) (see also following diagrams).

The volume of new real estate financing business with professional investors and property developers amounted to € 2.3 billion in the first three months of the current financial year. It is accordingly lagging somewhat behind the pro-rata budgeted figure due to seasonal factors, although it has made a much better start compared with last year. European business accounted for € 1.4 billion, and business in America/Asia accounted for € 0.9 billion. The transactions feature a sound risk and return ratio. An average interest margin of more than 140 basis points was achieved across total new real estate financing business.

Europe accounts for 70 % of the real estate portfolio, spread mainly over Great Britain, France, Spain, Italy, Scandinavia and the CEE countries. America/Asia account for 30 % of the real estate financing portfolio. "Others" include financing arrangements in China, Switzerland, Russia, Ireland, etc. None of these countries accounts for more than 1 % of the total portfolio.

In line with our strategy, office buildings and retail premises are predominant in the portfolio breakdown based on types of financed premises; these are also included mainly under the heading "mixed use".

Total loan portfolio as of 31 March 2005


Public sector financing: 24 %
Real estate financing: 76 %

Real estate financing portfolio by region as of 31 March 2005


Others: 2 %
Germany: 5 %
CEE: 5 %
Japan: 5 %
Scandinavia: 5 %
Netherlands: 1 %
Great Britain: 22 %
US: 25 %
France: 18 %
Italy: 5 %
Spain: 7 %

The CEE countries comprise mainly Hungary, Poland and the Czech Republic.

Real estate financing portfolio by property type as of 31 March 2005


Residential: 15 %
Hotels: 3 %
Mixed use: 6 %
Logistics/Warehousing: 5 %
Others: 5 %
Offices: 46 %
Retail: 20 %

Württembergische Hypothekenbank

Overview Apart from the constant increase in new business on the assets side of its balance sheet, Württembergische Hypothekenbank has also underlined its success on the liabilities side of the balance sheet as a result of placing a jumbo public sector Pfandbrief with a volume of € 1.5 billion and a term of ten years.

Hypo Real Estate Holding AG intends to increase its stake in Württembergische Hypothekenbank AG from 97.49 % to 100 % in order to further simplify the Group structure and to optimise the cost structure. The Annual General Meeting of Württembergische Hypothekenbank AG is responsible for taking the decision with regard to carrying out the so-called "squeeze-out" procedure. After an appropriate resolution has been adopted, the shares of the minority shareholders will be transferred to Hypo Real Estate Holding AG in return for an appropriate cash settlement.

Dr. Robert Grassinger was appointed as the deputy spokesman of the Management Board and Manfred Weil was appointed as an ordinary member of the Management Board in the meeting of the Supervisory Board held on 14 March 2005.

Development in Earnings With net income before taxes of € 21 million for the first three months of the current financial year, Württembergische Hypothekenbank has exceeded the pro-rata figure budgeted for the year 2005 – net income before taxes of € 65 million to € 70 million – and is thus € 5 million up compared with prior year (€ 16 million). However net income before taxes for the full year is still expected to be within the budgeted range.

in € million

	1.1.–31.3.2005	Budget 1/4 of 2005	Budget 2005
Net income/loss before taxes	21	16 to 18	65 to 70

After netting a deferred income tax expense of € 2 million – current taxes on income do not incur at Württembergische Hypothekenbank as a result of the profit-and-loss transfer agreement with Hypo Real Estate Holding AG – net income for the segment is accordingly stated as € 19 million (1st quarter 2004: € 16 million). Return on equity has accordingly risen from 9.0 % in 2004 to 11.4 %.

Rule 12g3-2(b), File No. 82-34748

Operating revenues (including net income from investments) in the segment increased by € 3 million to € 32 million, which meant that the cost-income ratio for the quarter declined to 25.0 % with unchanged general administrative expenses of € 8 million (2004: 28.4 %). Additions to provisions for losses on loans and advances amounted to € 3 million compared with € 5 million in the 1st quarter 2004.

Key Financials

Württembergische Hypothekenbank		
Operating performance in € million	1.1.–31.3.2005	1.1.–31.3.2004
Operating revenues	32	29
Provisions for losses on loans and advances	3	5
General administrative expenses	8	8
Balance of other income/expenses	–	–
Net income/loss before taxes	21	16
Net income/loss	19	16
Key ratios in %	1.1.–31.3.2005	1.1.–31.12.2004
Return on equity after taxes	11.4	9.0
Cost-income ratio (based on operating revenues)	25.0	28.4
Key indicators	31.3.2005	31.12.2004
Total volume of lending in € billion	20.3	20.5
Risk assets compliant with BIS rules in € billion	10.5	10.1
Core capital ratio compliant with BIS rules in %	6.8	7.1[1]
Employees	178	171

[1] As per approved annual financial statements

Portfolio Development The credit portfolio, which unlike the documentary credit volume also includes loan commitments and bonds in the following, amounted to € 28.2 billion as of 31 March 2005, and was € 1.2 billion higher after maturities and repayments compared with 31 December 2004. Real estate financing accounted for approx. € 12.3 billion (44 %) and public sector financing incl. bonds and debt securities accounted for € 15.9 billion (56 %).

The volume of new real estate financing business attributable to the bank's own sales performance amounted to € 0.8 billion in 1st quarter 2005, and was thus within the budgeted range. It was generated almost exclusively on the international target markets of Western Europe, and was much higher than the corresponding previous year figure of € 0.4 billion. New commitments were provided without any concessions in terms of the strict requirements for risk and return, and will thus ensure high credit portfolio quality in the long term. Overall, the volume of real estate financing after maturities and repayments increased by € 0.3 billion compared with 31 December 2004.

International loans now account for 64 % of the total real estate financing portfolio compared with 62 % at the end of 2004; this mainly comprises the regions of Great Britain, France, the Netherlands and Scandinavia.

Public sector lending will not actively be pursued 2005, because it is the bank's declared aim to withdraw from this low-margin segment. Ahead of scheduled maturities in the cover pool and also in order to optimise the bank's liquidity position, public sector bonds and debentures totalling € 1.5 billion were purchased in the period under review. After maturities, public sector financing accordingly increased by € 0.9 billion compared with 31 December 2004.

Office buildings, residential property used for commercial purposes and retail premises are predominant in the breakdown of the total real estate financing portfolio over the types of financed properties.

Total loan portfolio as of 31 March 2005


Public sector financing: 56 %
Real estate financing : 44 %

Real estate financing portfolio by region as of 31 March 2005


Scandinavia: 11 %
Netherlands: 8 %
Spain: 2 %
France: 11 %
Germany: 36 %
Others: 3 %
Great Britain: 29 %

Real estate financing portfolio by property type as of 31 March 2005


Residential: 32 %
Hotels: 4 %
Others: 4 %
Offices: 36 %
Retail: 23 %
Logistics/Warehousing: 1 %

Hypo Real Estate Germany

Overview Hypo Real Estate Germany demonstrated in the 1st quarter that it has become a fully fledged player in the market in 2005. With a new business volume of € 266 million, the segment is making good progress towards meeting its new business target of € 1 billion for 2005, whilst complying with the strict risk guidelines. A branch was opened in Berlin in February 2005, and a branch was also opened in Hamburg on 1 April in order to strengthen the segment's role as a centre of competence for German commercial real estate financing within Hypo Real Estate Group. Hypo Real Estate Germany has now established a presence in all target locations for the German market. Hypo Real Estate Bank AG will in future structure its sales in three regions: South/West (Munich), North (Hamburg) and East (Berlin). These three sales regions will be the responsibility of Reinhold Güntner, who was appointed as a deputy member of the Management Board on 21 March.

Hypo Real Estate Bank AG has returned to the capital market as an active player with the successful placing of jumbo mortgage Pfandbrief with a volume of € 1.5 billion at the beginning by March.

The response of the rating agencies to the good performance of Hypo Real Estate Germany has also been positive. For instance, Standard & Poor's upgraded its rating outlook for Hypo Real Estate Bank AG in March from stable to positive. The financial strength rating by Moody's was also upgraded to C–.

In April, Hypo Real Estate Holding AG issued a statement in accordance with the statues of the Einlagensicherungsfond (deposit guarantee fund) for the benefit of Hypo Real Estate Bank AG.

In the social field, Hypo Real Estate Foundation which now has been taken under the umbrella of the Group has successfully continued the tradition of the foundation of the Westfälische Hypothekenbank. The award of the architecture prize for exemplary commercial real estate on 25 February 2005 in Dortmund was the seventh occasion on which this award had been presented.

Development in Earnings Following the successful completion of restructuring and start-up of new business, a positive result has been stated for Hypo Real Estate Germany in the 1st quarter 2005. Accordingly, net income before taxes amounted to € 23 million; this means that the pro-rata budgeted figure for 2005 – net income before taxes of € 95 million to € 105 million – has accordingly almost been met.

Last year, when Hypo Real Estate Bank AG still very much reflected the effects of the restructuring and portfolio reduction, a net loss before taxes of € –1 million was reported.

in € million	1.1.–31.3.2005	Budget 1/4 of 2005	Budget 2005
Net income/loss before taxes	23	24 to 26	95 to 105

Excluding the deferred tax expense from capitalised losses carried forward (€ 5 million), net income of € 19 million has been stated for the segment (1st quarter of 2004: € –1 million). Return on equity after taxes – adjusted by the effects from capitalised losses carried forward – accordingly improved to 3.9% from –0.5% in 2004.

Operating revenues (including net income from investments) of € 77 million were lower than the corresponding prior year figure (€ 91 million) due to the very reduced portfolio. Accordingly, net interest income declined from € 91 million to € 72 million, whereas net commission income of € –3 million was virtually unchanged compared with prior year (€ –4 million). The sale of securities resulted in net income from investments of € 7 million, compared with € 4 million in the prior year.

The need for loan-loss provisions has declined appreciably due to the streamlining of the portfolio and the portfolio sales; accordingly, € 30 million have been allocated to loan-loss provisions in the first three months of the current financial year. In the previous year, when it was possible for a risk shelter of € 32.5 million provided to Hypo Real Estate Bank AG by HVB AG to be offset, the addition amounted to € 55 million. Disregarding the risk shelter, the addition declines by € 57.5 million compared with last year.

As a result of restructuring, general administrative expenses declined from € 33 million to € 24 million. The cost-income ratio has improved strongly and is now at 31.2% compared with 35.2% in 2004.

Now, that the restructuring process has been completed, other income/expenses are netted at € 0 million; the corresponding previous year figure (€ –4 million) included restructuring expenses of € 2 million.

Key Financials

Hypo Real Estate Germany		
Operating performance in € million	**1.1.–31.3.2005**	**1.1.–31.3.2004**
Operating revenues	77	91
Provisions for losses on loans and advances	30	55
General administrative expenses	24	33
Balance of other income/expenses	–	–4
Net income/loss before taxes	23	–1
Net income/loss[1]	19	–1
Key ratios in %	**1.1.–31.3.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	3.9	–0.5
Cost-income ratio (based on operating revenues)	31.2	35.2
Key indicators	**31.3.2005**	**31.12.2004**
Total volume of lending in € billion	59.2	62.2
Risk assets compliant with BIS rules in € billion	23.4	24.2
Core capital ratio compliant with BIS rules in %	7.9	8.4[2]
Employees	560	592

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Rule 12g3-2(b), File No. 82-34748

Portfolio Development The credit portfolio, which unlike the documentary credit volume also includes loan commitments and bonds in the following presentation, amounted to € 73.6 billion as of 31 March 2005. Of this figure, real estate financing accounted for € 30.4 billion (41 %) and public sector financing including bonds and debt securities accounted for € 43.2 billion (59 %). In line with the bank's strategy, the portfolio of public sector financing declined in the 1st quarter by a further € 2.4 billion (around 5 %) compared with 31 December 2004. On the other hand, the real estate financing portfolio declined by only € 0.2 billion.

As announced in the annual report for 2004, new real estate financing business is now again being actively pursued, although in an extremely risk-aware manner. A new real estate financing business volume of € 0.3 billion, which was generated exclusively in Germany, has already been reported for the 1st quarter. Of the loans due to be prolonged (€ 1.1 billion), a volume of € 0.7 billion (adjustment rate approx. 62 %) was adjusted with an average interest margin of more than 160 basis points, which was considerably higher than expectations and also resulted in further optimising the income for the entire portfolio. Public sector lending of Hypo Real Estate Germany will again not be operated actively in 2005, because it is the bank's declared intention to withdraw from this low-margin segment. This year will again see a continuation of the streamlining strategy, which has so far been successful.

The regional breakdown of the real estate financing portfolio is unchanged compared with 31 December 2004; Germany accounts for 92 % of the overall portfolio, and other European countries account for 8 %, mainly the Netherlands, Great Britain and France. The portfolio breakdown based on type of financed property is dominated by commercial residential property, office buildings and retail premises (accounting for approx. 91 %, see following diagram).

Total loan portfolio as of 31 March 2005


Public sector financing: 59 %
Real estate financing: 41 %

Real estate financing portfolio by region as of 31 March 2005


Netherlands: 6 %
France: 1 %
Great Britain: 1 %
Germany: 92 %

Real estate financing portfolio by property type as of 31 March 2005


Others: 4 %
Offices: 19 %
Retail: 14 %
Logistics/Warehousing: 2 %
Residential: 58 %
Hotels: 3 %

Rule 12g3-2(b), File No. 82-34748

Hypo Real Estate Group

Development in Earnings

With net income before taxes of € 102 million, Hypo Real Estate Group was in the 1st quarter 2005 on schedule to meet its ambitious target for 2005 – net income before taxes of € 400 million to € 425 million –, and thus successfully continuing the earnings performance seen last year. With net income of € 78 million, adjusted by the effects from capitalised losses carried forward – which is equivalent to a return on equity of 7.6 % – the target return for 2005 of 7.5 % to 8.0 % was also met.

Because new business is usually weaker in the 1st quarter, operating revenues (including net income from investments) of € 210 million were as expected lower than 1/4 of the budgeted figure for the year. But this was also opposed by lower additions to provisions for losses on loans and advances (€ 35 million) and lower general administrative expenses (€ 73 million). Thus, the cost-income ratio of 34.8 % is within the budget for 2005.

Operating performance in € million	**1.1.–31.3.2005**	**Budget 1/4 of 2005**	**Budget 2005**
Operating revenues	210	224 to 229	895 to 915
Provisions for losses on loans and advances	35	48 to 45	190 to 180
General administrative expenses	73	79 to 76	315 to 305
Net income/loss before taxes	102	100 to 106	400 to 425
Key ratios in %	**1.1.–31.3.2005**		**Budget 2005**
Return on equity after taxes[1]	7.6		7.5 to 8.0
Cost-income ratio (based on operating revenues)	34.8		35.2 to 33.3

[1] *Excluding the effects from capitalised losses carried forward*

Key Financials

Hypo Real Estate Group		
Operating performance in € million	**1.1.–31.3.2005**	**1.1.–31.3.2004**
Operating revenues	210	202
Provisions for losses on loans and advances	35	71
General administrative expenses	73	72
Balance of other income/expenses	–	–4
Net income/loss before taxes	102	55
Net income/loss[1]	78	41
Key ratios in %	**1.1.–31.3.2005**	**1.1.–31.12.2004**
Return on equity after taxes[1]	7.6	4.0
Cost-income ratio (based on operating revenues)	34.8	37.7
Key indicators	**31.3.2005**	**31.12.2004**
Total volume of lending in € billion	96.2	99.1
Risk assets compliant with BIS rules in € billion	51.1	51.0
Core capital ratio compliant with BIS rules in %	8.2	8.3[2]
Employees	1,287	1,311

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Overall, the development in earnings in the 1st quarter of the current financial year is satisfactory. Compared with the first three months of the previous year, the performance has been as follows:

Operating revenues Operating revenues (including net income from investments) have increased as a result of the growth in the international portfolio from € 202 million to € 210 million – despite the strong reduction in the domestic portfolio in 2004.

Net interest income of € 165 million was virtually unchanged compared with the prior year (€ 166 million), and the expected lower net interest income at Hypo Real Estate Germany was offset by higher net interest income at Hypo Real Estate International and Württembergische Hypothekenbank. Net commission income was € 23 million (1st quarter 2004: € 24 million). Net trading income of € 7 million can primarily be allocated to the "Capital Markets" segment, which was still being set up last year (net trading income: € 0 million).

Net income from investments resulting from sales of securities at Württembergische Hypothekenbank and Hypo Real Estate Germany remained unchanged at € 11 million. Other operating income/expenses came in at a net € 4 million, compared with € 1 million last year.

Provisions for losses on loans and advances The addition to provisions for losses on loans and advances amounted to € 35 million, € 36 million lower than was the case in previous year (€ 71 million), which still reflected a pro-rata figure of € 32.5 million for a risk shelter provided to Hypo Real Estate Bank AG by HVB AG. With a new definition of portfolio-based allowances, the IAS 39 (revised 2003) limited the scope available to Hypo Real Estate International in this respect; this also reflects the successful process of streamlining the portfolio at Hypo Real Estate Bank AG. Disregarding the risk shelter the addition declines by € 68.5 million compared to last year.

Net interest income after provisions for loans on losses and advances thus totalled € 130 million, compared with € 95 million last year.

General administrative expenses General administrative expenses are virtually unchanged compared to prior year, amounting to € 73 million for the first three months of the current financial year (1st quarter 2004: € 72 million), whereby the lower expenses at Hypo Real Estate Germany (€ –9 million) are opposed by the higher expenses at Hypo Real Estate International (€ +11 million) resulting from international expansion. The cost-income ratio has overall improved from 37.7 % in 2004 to 34.8 %.

Balance of other income/expenses The balance of other income/expenses amounted to € 0 million. The figure of € –4 million stated for the prior year included restructuring expenses of € 2 million.

Net income/loss before taxes Net income/loss for the quarter has increased from € 55 million in prior year to € 102 million (+85.5 %).

Net income/loss Net income in the quarter – excluding the deferred tax expense from capitalised losses carried forward of € 9 million (€ 5 million at Hypo Real Estate Germany; € 4 million at Hypo Real Estate Holding AG) amounted to € 78 million (1st quarter 2004: € 41 million); this is equivalent to a significantly improved return on equity of 7.6 % (2004: 4.0 %). Including the effect from capitalised losses carried forward, net income is stated as € 69 million after taxes of € 33 million. As was the case in the previous year, the net income has to be allocated in full to the shareholders.

Balance Sheet Development

Total assets declined in the first three months of the current financial year by € 1.2 billion to € 146.9 billion; total lending volume declined by € 2.9 billion to € 96.2 billion. The lending volume at Hypo Real Estate Germany declined by € 3.0 billion; at Württembergische Hypothekenbank (€ –0.2 billion) and Hypo Real Estate International (€ +0.1 billion), the lending volume on the other hand remained virtually unchanged compared with the year end 2004. Contingent liabilities totalled € 4.0 billion (31.12.2004: € 4.6 billion) and are almost exclusively attributable to the guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG, which were provided as part of the synthetic transfer of the "Western Europe" real estate financing portfolio.

Deposits from other banks increased by € 0.9 billion to € 19.5 billion, and amounts owed to other depositors were virtually unchanged at € 8.9 billion (€ +0.1 billion). The securitised liabilities declined by € 1.6 billion to € 97.5 billion.

Equity (excluding revaluation reserve) amounted to € 4.4 billion, compared with € 4.3 billion in the previous year. AfS reserve and cashflow hedge reserve were disregarded for calculating return on equity.

Key Capital Ratios compliant with BIS Rules

The capital adequacy of Hypo Real Estate Group overall and also of the individual segments is still sound as of 31 March 2005. Accordingly, equity funds were unchanged at € 6.1 billion compared with the year end 2004; risk assets were at € 51.1 billion (compared with € 51.0 billion). As expected, the risk assets as of 31 March 2005 were lower than the budgeted figure taking into account the new business forecast for the entire year.

The core capital ratio is 8.2 % (31.12.2004: 8.3 %); the equity funds ratio is 11.5 % (31.12.2004: 11.7 %).

in € billion	31.3.2005	Budget 2005
Risk assets compliant with BIS rules	51.1	56.0 to 57.0

Outlook

With a net income target of € 400 million to € 425 million before taxes and a target return after taxes of 7.5 % to 8.0 %, Hypo Real Estate Group has set itself ambitious targets for the year 2005. These targets have been met on a pro-rata basis in the 1st quarter of 2005.

The current development in the business segments is strengthening the Management Board in its budgeted figures for the year 2005, and it is accordingly still expected that all objectives will be met.

Consolidated Financial Statements

Income Statement for the Period from 1 January to 31 March 2005

Income/expenses in € million

	Notes	1.1.–31.3. 2005	1.1.–31.3. 2004	Change in € million	Change in %
Interest income	5	2,174	2,015	+159	+7.9
Interest expenses	5	2,009	1,849	+160	+8.7
Net interest income	5	**165**	**166**	–1	–0.6
Provisions for losses on loans and advances	6	35	71	–36	–50.7
Net interest income after provisions for losses on loans and advances		**130**	**95**	+35	+36.8
Commission income		35	42	–7	–16.7
Commission expenses		12	18	–6	–33.3
Net commission income	7	**23**	**24**	–1	–4.2
Net trading income	8	7	–	+7	>+100.0
Net income from investments	9	11	11	–	–
General administrative expenses	10	73	72	+1	+1.4
Balance of other operating income/expenses	11	4	1	+3	>+100.0
Operating income/loss		**102**	**59**	+43	+72.9
Balance of other income/expenses	13	–	–4	+4	+100.0
Net income/loss before taxes		**102**	**55**	+47	+85.5
Taxes on income	14	33	14	+19	>+100.0
thereof: Deferred taxes on capitalised losses carried forward		9	–	+9	>+100.0
Net income/loss		**69**	**41**	+28	+68.3
attributable to:					
Equity holders (consolidated profit)		69	41	+28	+68.3
Minority interest		–	–	–	–
		69	41	+28	+68.3

Earnings per share in €

	Notes	1.1.–31.3. 2005	1.1.–31.3. 2004
Earnings per share	15	0.51	0.31
Earnings per share[1]	15	0.58	0.31

[1] Excluding the effects from capitalised losses carried forward

Balance Sheet as of 31 March 2005

Assets in € million

	Notes	31.3.2005	31.12.2004	Change in € million	Change in %
Cash reserve		125	275	−150	−54.5
Assets held for trading purposes	16	1,581	1,513	+68	+4.5
Placements with, and loans and advances to, other banks		20,626	21,651	−1,025	−4.7
Loans and advances to customers		76,270	77,044	−774	−1.0
Allowances for losses on loans and advances	18	−814	−776	−38	−4.9
Investments	19	37,358	36,165	+1,193	+3.3
Intangible assets		31	29	+2	+6.9
Property, plant and equipment		14	15	−1	−6.7
Other assets	20	7,138	7,479	−341	−4.6
Tax assets		4,618	4,733	−115	−2.4
Total assets		**146,947**	**148,128**	−1,181	−0.8

Equity and liabilities in € million

	Notes	31.3.2005	31.12.2004	Change in € million	Change in %
Deposits from other banks	21	19,496	18,552	+944	+5.1
Amounts owed to other depositors	22	8,876	8,824	+52	+0.6
Promissory notes and other liabilities evidenced by securities	23	97,529	99,173	−1,644	−1.7
Liabilities held for trading purposes		1,170	926	+244	+26.3
Provisions	24	52	221	−169	−76.5
Other liabilities		11,099	11,654	−555	−4.8
Tax liabilities		3,545	3,609	−64	−1.8
Subordinated capital	25	2,194	2.297	−103	−4.5
Liabilities		143,961	145,256	−1,295	−0.9
Equity attributable to equity holders		2,972	2,856	+116	+4.1
Subscribed capital		402	402	–	–
Additional paid-in capital		3,310	3,310	–	–
Retained earnings		529	311	+218	+70.1
Revaluation reserve		−1,392	−1,437	+45	+3.1
AfS reserve		285	275	+10	+3.6
Cash flow hedge reserve		−1,677	−1,712	+35	+2.0
Consolidated profit 2004		54	270	−216	−80.0
Consolidated profit 1.1.–31.3.2005		69	–	+69	>+100.0
Minority interest		14	16	−2	−12.5
Equity		2,986	2,872	+114	+4.0
Total equity and liabilities		**146,947**	**148,128**	−1,181	−0.8

Statement of Changes in Equity

in € million	2005	2004
Balance at 1.1.	**2,872**	**2,770**
Subscribed capital	–	–
Additional paid-in capital	–	–
Retained earnings	+218	+114
Revaluation reserve	+45	–162
AfS reserve	+10	+95
Cash flow hedge reserve	+35	–257
Profit carried forward 2003	–	+37
Consolidated profit 2004	–216	–74
Consolidated profit 1.1.–31.3.2005	+69	–
Minority interest	–2	–1
Balance at 31.3.	**2,986**	**2,684**

On 20 May 2005, the Management Board of Hypo Real Estate Holding AG will propose to the Annual General Meeting that a dividend of € 47 million or € 0.35 per share be paid to the equity holders from the € 54 million profit.
The claims relating to preference shares which had not been settled for 2002 and 2003 amount to € 0.5 million or € 0.13 per preference share. These cumulative dividend claims will be settled in conjunction with the dividend payment planned for 2004.

Cash Flow Statement

in € million	2005	2004
Cash and cash equivalents at 1.1.	**275**	**489**
Cash flow from operating activities	+1,046	+1,732
Cash flow from investing activities	–1,186	–1,509
Cash flow from financing activities	–38	–55
Effects of exchange rate changes and non-cash valuation changes	+28	–159
Cash and cash equivalents at 31.3.	**125**	**498**

Notes

Principles

The interim financial statements have been prepared by Hypo Real Estate Group in accordance with IAS 34 released by the International Accounting Standards Board (IASB) for Interim Financial Reporting as exempting consolidated financial statements pursuant to section 315 a German Commercial Code (HGB).

In addition the DRS 6 released by the German Accounting Standards Board (GASB) has been recognised.

Supplement to the accounting and valuation policies The accounting and valuation policies used in the 2004 consolidated financial statements were supplemented as follows for 31 March 2005:

As of 1 January 2005, Hypo Real Estate Group covered itself against the major risks attributable to the defined-benefit pension commitments by taking out an insurance policy which is categorised as a "Qualified Insurance Policy" according to IAS 19.

The amount recognised under other assets equals the negative net total of the following amounts:

a the present value of the defined benefit obligation at the balance sheet date;
b plus any actuarial gains (less any actuarial losses) not recognised;
c minus any past service costs not yet recognised;
d minus the fair value at the balance sheet date of plan assets out of which the obligations are to be settled directly

According to IAS 19 the expenses for defined-benefit pension commitments included in general administrative expenses within the position "Pension expenses and related employee benefit costs" have been diminished by the expected income from the plan assets.

Consolidation The Group of consolidated companies as of 31 March 2005 is unchanged; the segment structure within the segment reporting has not changed either.

Segment Reporting

1 Income statement, broken down by business segment

Income/expenses in € million

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Net interest income					
1.1.–31.3.2005	65	30	72	–2	165
1.1.–31.3.2004	50	26	91	–1	166
Provisions for losses on loans and advances					
1.1.–31.3.2005	2	3	30	–	35
1.1.–31.3.2004	11	5	55	–	71
Net interest income after provisions for losses on loans and advances					
1.1.–31.3.2005	**63**	**27**	**42**	**–2**	**130**
1.1.–31.3.2004	**39**	**21**	**36**	**–1**	**95**
Net commission income					
1.1.–31.3.2005	29	–2	–3	–1	23
1.1.–31.3.2004	32	–4	–4	–	24
Net trading income					
1.1.–31.3.2005	7	–	–	–	7
1.1.–31.3.2004	–	–	–	–	–
Net income from investments					
1.1.–31.3.2005	–	4	7	–	11
1.1.–31.3.2004	–	7	4	–	11
General administrative expenses					
1.1.–31.3.2005	37	8	24	4	73
1.1.–31.3.2004	26	8	33	5	72
Balance of other operating income/expenses					
1.1.–31.3.2005	1	–	1	2	4
1.1.–31.3.2004	1	–	–	–	1
Operating income/loss					
1.1.–31.3.2005	**63**	**21**	**23**	**–5**	**102**
1.1.–31.3.2004	**46**	**16**	**3**	**–6**	**59**
Balance of other income/expenses					
1.1.–31.3.2005	–	–	–	–	–
1.1.–31.3.2004	–	–	–4	–	–4
Net income/loss before taxes					
1.1.–31.3.2005	**63**	**21**	**23**	**–5**	**102**
1.1.–31.3.2004	**46**	**16**	**–1**	**–6**	**55**
Taxes on income[1]					
1.1.–31.3.2005	16	2	4	2	24
1.1.–31.3.2004	13	–	–	1	14
Net income/loss[1]					
1.1.–31.3.2005	**47**	**19**	**19**	**–7**	**78**
1.1.–31.3.2004	**33**	**16**	**–1**	**–7**	**41**

[1] Excluding the effects from capitalised losses carried forward

2 Key ratios, broken down by business segment

in %

	HREI	WürttHyp	HREGe	HREG
Cost-income ratio (based on operating revenues)				
1.1.–31.3.2005	36.3	25.0	31.2	34.8
1.1.–31.12.2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1]				
1.1.–31.3.2005	12.0	11.4	3.9	7.6
1.1.–31.12.2004	10.1	9.0	−0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

3 Balance sheet figures, broken down by business segment

Volume of lending *in € million*

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
Placements with, loans and advances to, other banks					
31.3.2005	1,586	3,154	11,584	101	16,425
31.12.2004	1,536	3,169	12,698	87	17,490
Loans and advances to customers					
31.3.2005	11,153	17,077	47,580	–	75,810
31.12.2004	10,293	17,328	49,423	–	77,044
Contingent liabilities					
31.3.2005	5,183	21	80	−1,299	3,985
31.12.2004	5,982	21	76	−1,501	4,578
Total					
31.3.2005	**17,922**	**20,252**	**59,244**	**−1,198**	**96,220**
31.12.2004	**17,811**	**20,518**	**62,197**	**−1,414**	**99,112**

Total allowances for losses on loans and advances in € million

	HREI	WürttHyp	HREGe	HREG
31.3.2005	73	324	429	826
31.12.2004	72	318	402	792

Loans put on a non-accrual basis, broken down by business segment in € million

	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
31.3.2005	3	330	594	–	927
31.12.2004	4	331	639	–	974

4 Key capital ratios [based on German Commercial Code (HGB)], broken down by business segment

Equity funds[1] *in € million*

	HREI	WürttHyp	HREGe	HREG
Core capital				
31.3.2005	1,796	710	1,844	4,168
31.12.2004[2]	1,584	710	2,044	4,210
Supplementary capital				
31.3.2005	726	359	939	1,885
31.12.2004[2]	776	361	965	1,913
Equity capital				
31.3.2005	2,522	1,069	2,783	6,053
31.12.2004[2]	2,360	1,071	3,009	6,123
Tier III capital				
31.3.2005	–	–	–	–
31.12.2004[2]	–	–	–	–
Total				
31.3.2005	**2,522**	**1,069**	**2,783**	**6,053**
31.12.2004[2]	**2,360**	**1,071**	**3,009**	**6,123**

[1] Consolidated according to section 10 a German Banking Act (KWG)

[2] As per approved annual financial statements

Risk-weighted assets in € billion

	HREI	WürttHyp	HREGe	HREG
On-balance-sheet assets				
31.3.2005	13.5	10.2	23.0	46.1
31.12.2004	12.7	9.8	23.8	45.7
Off-balance-sheet assets				
31.3.2005	4.1	0.3	0.4	4.8
31.12.2004	4.5	0.3	0.4	5.2
Counterparty risks in the trading book				
31.3.2005	0.2	–	–	0.2
31.12.2004	0.1	–	–	0.1
Total				
31.3.2005	**17.8**	**10.5**	**23.4**	**51.1**
31.12.2004	**17.3**	**10.1**	**24.2**	**51.0**

Market risk positions in € million	HREI	WürttHyp	HREGe	HREG
Currency risks				
31.3.2005	43	1	1	45
31.12.2004	34	2	1	37
Interest risks				
31.3.2005	60	–	–	60
31.12.2004	57	–	–	57
Equity securities risks				
31.3.2005	20	–	–	20
31.12.2004	19	–	–	19
Total				
31.3.2005	**123**	**1**	**1**	**125**
31.12.2004	**110**	**2**	**1**	**113**

Capital ratios in %	HREI	WürttHyp	HREGe	HREG
Core capital ratio				
31.3.2005	10.1	6.8	7.9	8.2
31.12.2004[1]	9.2	7.1	8.4	8.3
Equity capital ratio				
31.3.2005	14.2	10.2	11.9	11.8
31.12.2004[1]	13.6	10.6	12.4	12.0
Equity funds ratio				
31.3.2005	13.0	10.2	11.9	11.5
31.12.2004[1]	12.6	10.6	12.4	11.7

[1] As per approved annual financial statements

Notes to the Income Statement

5 Net interest income

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Interest income	2,174	2,015
Lending and money-market business	1,799	1,630
Fixed-income securities and government-inscribed debt	375	382
Equity securities and other variable-yield securities	–	–
Participating interests	–	3
Other	–	–
Interest expenses	2,009	1,849
Deposits	1,073	774
Promissory notes and other liabilities evidenced by securities	910	1,039
Subordinated capital	26	32
Other	–	4
Total	165	166

Interest margins in %	31.3.2005	31.3.2004
based on average risk assets compliant with BIS rules	1.29	1.25
based on average volume of business	0.45	0.44

6 Provisions for losses on loans and advances

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Additions	39	83
Allowances for losses on loans and advances	39	83
Loan-loss provisions	–	–
Releases	–3	–11
Allowances for losses on loans and advances	–3	–11
Loan-loss provisions	–	–
Recoveries from write-offs of loans and advances	–1	–1
Total	35	71

Provisions for losses on loans and advances amounting to € 71 million in 1st quarter 2004 are disclosed as a net amount after netting HVB's risk shelter in favour of Hypo Real Estate Bank AG in the pro-rata amount of € 32.5 million. There is no more risk shelter provided in 2005.

7 Net commission income

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Securities and custodial services	–	–
Lending operations and other service operations	23	24
Total	23	24

8 Net trading income

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Equity contracts	–	–
Interest rate and currency contracts	7	–
Total	7	–

9 Net income from investments

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Income from investments	17	23
Expenses from investments	6	12
Total	11	11

10 General administrative expenses

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Personnel expenses	44	41
Wages and salaries	37	32
Social security costs	5	5
Pension expenses and related employee benefit costs	2	4
Other general administrative expenses	26	28
Depreciation/amortisation	3	3
on software and other intangible assets excluding goodwill	2	2
on property, plant and equipment	1	1
Total	73	72

The € 2 million expenses for defined-benefit pension commitments included in the "Pension expenses and related employee benefit costs" in the 1st quarter 2005 have been diminished by the expected income of € 2 million from the insurance categorised as "Qualified Insurance Policy" according to IAS 19.

in %	1.1.–31.3.2005	1.1.–31.12.2004
Cost-income ratio (based on operating revenues)	34.8	37.7

11 Balance of other operating income/expenses

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Other operating income	7	2
Other operating expenses	3	1
Balance of other operating income/expenses	**4**	**1**

12 Operating income

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Net interest income	165	166
Net commission income	23	24
Net trading income	7	–
Net income from investments	11	11
Balance of other operating income/expenses	4	1
Total	**210**	**202**

13 Balance of other income/expenses

in € million	1.1.–31.3.2005	1.1.–31.3.2004
Other income	–	–
Other expenses	–	4
thereof: Restructuring expenses	–	2
Balance of other income/expenses	**–**	**–4**

14 Taxes on income

in € million

	1.1.–31.3.2005	1.1.–31.3.2004
Current taxes	20	14
Deferred taxes	13	–
thereof: Deferred taxes on capitalised losses carried forward	9	–
Total	**33**	**14**

15 Earnings per share

	1.1.–31.3.2005	1.1.–31.3.2004
Consolidated profit in € million	69	41
Average number of shares	134,072,175	134,072,175
Earnings per share in €	**0.51**	**0.31**

	1.1.–31.3.2005	1.1.–31.3.2004
Consolidated profit[1] in € million	78	41
Average number of shares	134,072,175	134,072,175
Earnings per share[1] in €	**0.58**	**0.31**

[1] Excluding the effects from capitalised losses carried forward

Notes to the Balance Sheet

Assets

16 Assets held for trading purposes

in € million

	31.3.2005	31.12.2004
Debt securities and other fixed-income securities	1,399	1,356
Equity securities and other variable-yield securities	167	157
Positive fair values from derivative financial instruments	15	–
Total	**1,581**	**1,513**

17 Volume of lending

in € million

	31.3.2005	31.12.2004
Placements with, loans and advances to, other banks	16,425	17,490
Loans and advances to customers	75,810	77,044
Contingent liabilities	3,985	4,578
Total	**96,220**	**99,112**

18 Allowances for losses on loans and advances

Development in € million

	2005	2004
Balance at 1.1.	**776**	**1,896**
Changes affecting income	+36	+72
Gross additions	+39	+83
Releases	−3	−11
Changes not affecting income	+2	−19
Use of existing loan-loss allowances	−6	−60
Effects of currency translations and other changes not affecting income	+8	+41
Balance at 31.3.	**814**	**1,949**

Rule 12g3-2(b), File No. 82-34748

19 Investments

in € million	31.3.2005	31.12.2004
HtM investments	10,007	10,447
Debt securities and other fixed-income securities	10,007	10,447
AfS investments	26,213	24,520
Shares in non-consolidated subsidiaries	180	179
Participating interests	4	4
Debt securities and other fixed-income securities	26,027	24,335
Equity securities and other variable-yield securities	2	2
dFVTPL investments	1,109	1,172
Debt securities and other fixed-income securities	1,109	1,172
Investment properties	29	26
Total	**37,358**	**36,165**

20 Other assets

Other assets as of 31 March 2005 include the insurance categorised as "Qualified Insurance Policy" according to IAS 19 amounting to € 57 million.

Liabilities

21 Deposits from other banks

Deposits from other banks by maturities in € million	31.3.2005	31.12.2004
Repayable on demand	136	365
With agreed maturities	19,360	18,187
Total	**19,496**	**18,552**

22 Amounts owed to other depositors

Amounts owed to other depositors by maturities in € million	31.3.2005	31.12.2004
Repayable on demand	167	187
With agreed maturities	8,709	8,637
Total	**8,876**	**8,824**

23 Promissory notes and other liabilities evidenced by securities

Promissory notes and other liabilities evidenced by securities, broken down by maturities in € million

	31.3.2005	31.12.2004
With agreed maturities		
up to 3 months	5,693	8,068
from 3 months to 1 year	20,090	17,100
from 1 year to 5 years	49,870	53,691
from 5 years and over	21,876	20,314
Total	**97,529**	**99,173**

24 Provisions

in € million

	31.3.2005	31.12.2004
Provisions for pensions and similar obligations	–	158
Restructuring provisions (according to IAS 37)	13	22
Loan-loss provisions	12	16
Other provisions	27	25
thereof: Long-term liabilities to employees	7	7
Total	**52**	**221**

As of 31 March 2005 the present value of the provisions for pensions have been netted with the insurance recognised as "Qualified Insurance Policy" according to IAS 19 (see also note 20).

25 Subordinated capital

in € million

	31.3.2005	31.12.2004
Subordinated liabilities	1,500	1,603
Participating certificates outstanding	694	694
Total	**2,194**	**2,297**

26 Treasury stock

Neither Hypo Real Estate Holding AG itself nor any dependent company or company in which a majority is owned holds shares of Hypo Real Estate Holding AG.

Other Notes

27 Contingent liabilities and other commitments

in € million

	31.3.2005	31.12.2004
Contingent liabilities[1]	**3,985**	**4,578**
from guarantees and indemnity agreements	3,985	4,578
Loan guarantees	115	116
Performance guarantees and indemnities	3,841	3,927
Documentary credits	29	535
Other commitments	**4,437**	**3,208**
Irrevocable loan commitments	4,396	3,165
Book credits	377	152
Guarantees	204	199
Mortgage and public-sector loans	3,815	2,814
Other commitments	41	43
Total	**8,422**	**7,786**

[1] In principle, the amount of contingent liabilities equates to the amount of contingent claims

The contingent liabilities from performance guarantees and indemnities include guarantee obligations of Hypo Real Estate Bank International with regard to HVB AG; these were provided as part of the synthetic transfer of the "Western Europe" real estate financing portfolio.

Munich, 10 May 2005

Hypo Real Estate Holding Aktiengesellschaft

The Management Board

Funke Eisele Fell Lamby

Statement of the Chairman of the Supervisory Board

The Chairman of the Supervisory Board was informed by the Chairman of the Audit Committee of the Supervisory Board of the results of the committee meeting held 10 May 2005. In this meeting, the Interim Report as of 31 March 2005 and the report of the independent auditor on the results of the audit were presented and explained by the Management Board. Business developments, the earnings situation and the company's financial situation were also explained. The Audit Committee has approved the interim report.

Munich, 12 May 2005

The Chairman of the Supervisory Board

Kurt F. Viermetz

Summary of Quarterly Financial Data

Hypo Real Estate Group

Operating performance in € million	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005
Operating revenues	202	212	201	220	210
Net interest income	166	180	161	176	165
Net commission income	24	25	35	10	23
Net trading income	–	2	3	6	7
Net income from investments	11	4	–1	33	11
Balance of other operating income/expenses	1	1	3	–5	4
Provisions for losses on loans and advances	71	75	75	55	35
General administrative expenses	72	77	80	86	73
Balance of other income/expenses	–4	–1	–5	–13	–
Net income/loss before taxes	55	59	41	66	102
Net income/loss[1]	41	43	36	48	78
Key indicators					
Total volume of lending in € billion	107.4	105.5	106.2	99.1	96.2
Risk assets compliant with BIS rules in € billion	51.9	51.8	52.5	51.0	51.1
Core capital ratio compliant with BIS rules in %	7.9	7.9	7.8	8.3[2]	8.2
Employees	1,449	1,463	1,417	1,311	1,287

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Hypo Real Estate International

Operating performance in € million	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005
Operating revenues	83	96	97	89	102
Net interest income	50	61	53	60	65
Net commission income	32	30	41	23	29
Net trading income	–	2	3	6	7
Net income from investments	–	3	–2	2	–
Balance of other operating income/expenses	1	–	2	–2	1
Provisions for losses on loans and advances	11	16	15	–9	2
General administrative expenses	26	32	38	40	37
Balance of other income/expenses	–	–	–	–1	–
Net income/loss before taxes	46	48	44	57	63
Net income/loss[1]	33	39	34	42	47
Key indicators					
Total volume of lending in € billion	15.9	15.9	18.2	17.8	17.9
Risk assets compliant with BIS rules in € billion	14.1	15.1	16.8	17.3	17.8
Core capital ratio compliant with BIS rules in %	10.3	9.6	8.7	9.2[2]	10.1
Employees	417	464	502	504	499

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Württembergische Hypothekenbank

Operating performance in € million	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005
Operating revenues	29	27	28	32	32
Net interest income	26	28	28	26	30
Net commission income	–4	–1	1	–2	–2
Net trading income	–	–	–	–	–
Net income from investments	7	–	–2	9	4
Balance of other operating income/expenses	–	–	1	–1	–
Provisions for losses on loans and advances	5	4	5	9	3
General administrative expenses	8	7	9	9	8
Balance of other income/expenses	–	–	–	–	–
Net income/loss before taxes	16	16	14	14	21
Net income/loss	16	16	14	13	19
Key indicators					
Total volume of lending in € billion	19.1	19.0	19.5	20.5	20.3
Risk assets compliant with BIS rules in € billion	8.8	9.2	9.4	10.1	10.5
Core capital ratio compliant with BIS rules in %	7.4	7.0	7.5	7.1[1]	6.8
Employees	174	174	173	171	178

[1] As per approved annual financial statements

Hypo Real Estate Germany

Operating performance in € million	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005
Operating revenues	91	90	78	99	77
Net interest income	91	91	82	90	72
Net commission income	–4	–4	–7	–10	–3
Net trading income	–	–	–	–	–
Net income from investments	4	2	3	22	7
Balance of other operating income/expenses	–	1	–	–3	1
Provisions for losses on loans and advances	55	55	55	55	30
General administrative expenses	33	34	28	31	24
Balance of other income/expenses	–4	–1	–5	–11	–
Net income/loss before taxes	–1	–	–10	2	23
Net income/loss[1]	–1	–6	–3	–	19
Key indicators					
Total volume of lending in € billion	73.5	71.5	69.2	62.2	59.2
Risk assets compliant with BIS rules in € billion	29.3	27.8	26.9	24.2	23.4
Core capital ratio compliant with BIS rules in %	7.2	7.6	7.7	8.4[2]	7.9
Employees	814	784	698	592	560

[1] Excluding the effects from capitalised losses carried forward [2] As per approved annual financial statements

Future-oriented Statements

This report contains future-oriented statements in the form of intentions, assumptions, expectations or forecasts. These statements are based on the plans, estimates and predictions currently available to the management of Hypo Real Estate Holding AG. Future-oriented statements therefore only apply on the day on which they are made. We do not undertake any obligation to update such statements in light of new information or future events. By their nature, future-oriented statements contain risks and factors of uncertainty. A number of important factors can contribute to actual results deviating considerably from future-oriented statements. Such factors include the condition of the financial markets in Germany, Europe and the US, the possible default of borrowers or counterparties of trading companies, the reliability of our principles, procedures and methods for risk management as well as other risks associated with our business activity.

Addresses and Contacts

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Germany
Telephone +49 89 20 30 07-0
Fax +49 89 20 30 07-772
Contact: Ulrich Kern (IR)
irinfo@hyporealestate.com
Falk Willing
info@hyporealestate.com

Hypo Real Estate Bank International
3 Harbourmaster Place
IFSC Dublin 1
Ireland
Telephone +353 1 611 6000
Fax +353 1 611 6001
Contact: Carol Tancock
marketing@hypointernational.com
treasury@hypointernational.com

Amsterdam location
Hypo Real Estate Bank International
Amsterdam branch
Amstelplein 1 („Rembrandt Toren")
1096 HA Amsterdam
The Netherlands
Telephone +31 20 46 27 800
Fax +31 20 46 27 801
Contact: Tomas Fiege Vos de Wael
amsterdam@hypointernational.com

Hong Kong location
Hypo Real Estate Bank International
Hong Kong branch
Suites 802-805
Two International Finance Centre
No. 8 Finance Street
Central Hong Kong
Telephone +852 3413-83 00
Fax +852 3413-85 00
Contact: Dr. Gerhard Hinterhaeuser
hongkong@hypointernational.com

Lisbon location
Hypo Real Estate Bank International
Portugal branch
Avenida da Liberdade, 110
1269-046 Lisbon
Portugal
Telephone +351 21 340 46 65
Fax +351 21 340 45 76
Contact: Robert Gericke
lisbon@hypointernational.com

London location
Hypo Real Estate Bank International
UK branch
110 Cannon Street
London EC4N 6EW
Great Britain
Telephone +44 207 743-77 43
Fax +44 207 743-77 00
Contact: Harin Thaker
london@hypointernational.com

Luxembourg location
Hypo Pfandbrief Bank International S.A.
4, rue Alphonse Weicker
2721 Luxembourg
Luxembourg
Telephone +352 26 41-47 00
Fax +352 26 41-47 99
Contact: Martin Schulte
luxembourg@hypointernational.com

Madrid location
Hypo Real Estate Bank International
Spain branch
Paseo de la Castellana 35
28046 Madrid
Spain
Telephone +34 91 3 49-32 00
Fax +34 91 3 49-33 00
Contact: Markus Beran
madrid@hypointernational.com

Milan location
Hypo Real Estate Bank International
Italy branch
Corso Vittorio Emanuele II, 37B
20122 Milano
Italy
Telephone +39 02 76 383-1
Fax +39 02 76 383-870
Contact: Shampa Lahiri, Andreas Stempfle
milan@hypointernational.com

Munich location
Hypo Real Estate Bank International
Munich branch for Central- and Eastern Europe
Unsöldstr. 2
80538 Munich
Germany
Telephone +49 89 25 55 20-0
Fax +49 89 25 55 20-209
Contact: Dr. Walter Hampel
munich@hypointernational.com

New York location
Hypo Real Estate Capital Corporation
622 Third Avenue
New York, NY 10017-6707
US
Telephone +1 212 671-63 00
Fax +1 212 671-64 02
Contact: Evan Denner
newyork@hypointernational.com

Paris location
Hypo Real Estate Bank International
France branch
38, avenue de l'Opéra
75002 Paris
France
Telephone +33 1 53 05 74-00
Fax +33 1 53 05 74-09
Contact: Markus Enders, Serge Chauvin
paris@hypointernational.com

Stockholm location
Hypo Real Estate Bank International
Scandinavia branch
Regeringsgatan 38
11156 Stockholm
Sweden
Telephone +46 8 53 48 00-70
Fax +46 8 21 44 17
Contact: Anders Taegt
stockholm@hypointernational.com

Tokyo location
Hypo Real Estate Capital Japan Corporation
Otemachi 1st Square West Tower 18F
1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004
Japan
Telephone +81 3 52 88-58 60
Fax +81 3 32 01-51 32
Contact:
Dr. Leonard Meyer zu Brickwedde
tokyo@hypointernational.com

Hypo Real Estate Bank AG (Germany)
Von-der-Tann-Str. 2
80539 Munich
Germany
Telephone +49 89 28 80-0
Fax +49 89 28 80-12 100
Contact: Josef Neumeier
info@hyporealestate.de

Württembergische Hypothekenbank AG
Büchsenstr. 26
70174 Stuttgart
Germany
Telephone +49 711 20 96-0
Fax +49 711 20 96-345
Contact: Rudolf Geller
welcome@wuertt-hyp.de

Hypo Real Estate Holding AG
Unsoeldstrasse 2
80538 Munich
Telephone +49 (0) 89 203007-0
Fax +49 (0) 89 203007-772
www.hyporealestate.com


Hypo Real Estate
GROUP

Press release

Hypo Real Estate Group with strong growth in earnings in the first quarter of 2005

- **Real estate financier has reported net income before taxes of EUR 102 million**
- **Hypo Real Estate Germany operating in the black for the first time**
- **Business development overall as expected**
- **Outlook for the whole of 2005 confirmed**

Munich, 13 May 2005: In the first quarter of 2005, the Hypo Real Estate Group has achieved strong growth in earnings and profitability compared with the corresponding previous year period. The development in net income at the international financier of commercial real estate is thus overall in line with the ambitious plans. All three business segments saw their net income improve, business in Germany is now operating in the black. New business (real estate financing) in the group attained a total volume of more than EUR 3.3 billion compared with EUR 1.2 billion in the same previous year period. The group was very successful in terms of refinancing in the first quarter of 2005. The managing board has fully confirmed the objectives for the full year in 2005 which were originally communicated in March.

Development in net income at the group – 1st quarter 2005

In the first three months, consolidated net income before taxes increased from EUR 55 million in the first quarter of 2004 to EUR 102 million. Consolidated net income – excluding a deferred tax expense from capitalised losses carried forward of EUR 9 million – amounted to EUR 78 million compared with EUR 41 million in the equivalent previous year period. Return on equity after taxes in the group was accordingly stated as 7.6% (2004: 4.0%). Earnings per share for the quarter came in at EUR 0.58 (previous year period: EUR 0.31).

Including the effect from capitalised losses carried forward, after taxes net income amounted to EUR 69 million; this is equivalent to earnings per share of EUR 0.51.

Operating revenues (including net income from investments) at the group were reported as EUR 210 million in the first three months. Despite the significant reduction in the domestic portfolio which took place in the course of 2004, operating revenues were EUR 8 million higher than the corresponding figure for the same previous year period as a result of the growth in the international portfolio. It has to be borne in mind that new business in the first quarter is normally weaker. Net trading income, attributable mainly to "Capital Markets", contributed EUR 7 million to operating revenues.

The addition to provisions for losses on loans and advances (EUR 35 million) was much lower than the corresponding previous year figure (EUR 71 million). General administrative expenses of EUR 73 million were virtually unchanged compared with the previous year (EUR 72 million). Within this context, the cost-income ratio improved from 37.7% in 2004 to 34.8%.

Balance sheet development: Group

Consolidated total assets of the Hypo Real Estate Group amounted to EUR 146.9 billion as of 31 March 2005, which was EUR 1.2 billion lower than the figure stated as of the end of 2004. Total lending volume declined by EUR 2.9 billion to EUR 96.2 billion. At Hypo Real Estate Germany, total lending volume declined by EUR 3.0 billion. On the other hand, total lending volume at Württembergische Hypothekenbank (EUR -0.2 billion) and Hypo Real Estate International (EUR +0.1 billion) was virtually unchanged compared with the end of 2004.

The core capital ratio was virtually unchanged at a very strong level, namely 8.2% compared with 8.3% at the end of 2004; this was also true for the equity funds ratio of 11.5% (31 December 2004: 11.7%).

Outlook for the whole of 2005

For the whole of 2005, the Management Board is still forecasting that consolidated net income before taxes will increase to EUR 400 to 425 million, compared with EUR 221 million in 2004, combined with return on equity after taxes of 7.5 to 8%. On this basis, 2005 would be the first time that the Hypo Real Estate Group covered its capital costs – two years earlier than originally planned on the occasion of the spin-off of the group from the HVB Group in the autumn of 2003.

Georg Funke, chairman of the managing board of Hypo Real Estate Holding AG:

"Following the rapid and far-reaching changes which have taken place during the past one and a half years, the aim is now to ensure that the Hypo Real Estate Group continues to achieve further sound growth. We will focus on growth, profitability and innovative ability. The figures reported for the first quarter demonstrate that we are moving in the right direction. We are fully on schedule, and are convinced that we will meet our strategic and business objectives for the full year."

Information concerning the business segments

Hypo Real Estate International

Hypo Real Estate International reported new business of EUR 2.3 billion in the first three months (previous year period: EUR 0.7 billion).

In order to take account of the increasing need for refinancing, Hypo Real Estate Bank International extended the medium-term notes programme, which was set up at the beginning of 2004, for issuing bonds from the original figure of EUR 10 billion to EUR 15 billion. As of 31 March 2005, bonds with a total volume of around EUR 6.2 billion had been issued within the framework of the MTN programme.

In the first three months of 2005, the business segment reported net income before taxes of EUR 63 million, compared with EUR 46 million in the same previous year period, and is thus on schedule (on a pro-rata basis) to meet the figure budgeted for the full year, namely a range of between EUR 250 and 270 million. Operating revenues increased from EUR 83 million to EUR 102 million as a result of international expansion and the associated portfolio growth in the segment, and also as a result of increasing contributions made by "Capital Markets". There were no individual allowances for bad debt incurred in the first quarter of 2005 in the business segment. Additions to provisions for losses on loans and advances amounted to EUR 2 million (previous year period: EUR 11 million). General administrative expenses increased from EUR 26 million to EUR 37 million as a result of the international expansion and the new segment "Capital Markets" which was set up.

Württembergische Hypothekenbank

New business at Württembergische Hypothekenbank (WürttHyp) amounted to around EUR 0.8 billion in the first three months, and was accordingly above expectations. A figure of EUR 2.5 billion is budgeted for the full year. In terms of refinancing, the subsidiary set standards on the capital market with the issue of a jumbo municipal Pfandbrief with a volume of EUR 1.5 billion and a term of 10 years. In the first quarter, Württembergische Hypothekenbank generated net income before taxes of EUR 21 million (previous year period: EUR 16 million) and was accordingly ahead of the pro-rata budgeted figure. Operating revenues increased from EUR 29 million to EUR 32 million. Net income before taxes for the full year is still expected to fall within the budgeted range.

Hypo Real Estate Holding AG will take advantage of the statutory option of a "squeeze out", i.e. it will increase its holding in WürttHyp to 100% by way of taking over the shares currently held by minority shareholders in return for a cash settlement. This means that WürttHyp can be delisted from the stock exchange, which will further simplify the complexity of processes in the Hypo Real Estate Group. The corresponding resolution has been adopted at the shareholders' meeting of WürttHyp on 12 May 2005.

Hypo Real Estate Germany

Following the successful completion of restructuring, Hypo Real Estate Germany generated new business of around EUR 0.3 billion in the first quarter. There were also new business commitments of EUR 0.3 billion. This means that the segment is moving in the right direction in order to attain its objective of EUR 1 billion for new business in the full year.

Hypo Real Estate Bank AG acts as the centre of competence within the group for commercial real estate financing for the German market. In order to establish a presence in all target regions, a branch was opened in Berlin in February; this was followed on 1 April by the establishment of offices in Hamburg. There are also plans to open a sales branch in Düsseldorf. With the successful placing of a jumbo mortgage Pfandbrief with a volume of EUR 1.5 billion in March, Hypo Real Estate Bank AG has made an impressive return to the capital market.

The segment has for the first time reported strong net income before taxes, namely EUR 23 million (compared with EUR -1 million in the corresponding previous year period); this figure was almost in line with the pro-rata budgeted figure. A range of EUR 95 million to EUR 105 million has been budgeted for the full year. As expected, operating revenues of EUR 77 million were lower than the corresponding figure in the previous year period (EUR 91 million); this is attributable to the reduction in the portfolio which has since taken place. The addition to provisions for losses on loans and advances of EUR 30 million has declined appreciably (previous year period: EUR 55 million). Most of this effect is attributable to the streamlining of the portfolio and the portfolio sales. If the risk shelter provided by HVB AG (EUR 32.5 million on a pro-rata basis) which was included for the last time in the previous year figure, the decline in provisions for losses on loans and advances amounted to EUR 57.5 million. General administrative expenses also declined to EUR 24 million as a result of restructuring (first quarter of 2004: EUR 33 million).

The cost-income ratio improved to 31.2% (2004: 35.2%).

Press contact:

Oliver Gruß
Fon: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-Mail: oliver.gruss@hyporealestate.com

Hypo Real Estate Group
Operating performance (IFRS)

Income/expenses in € million					
	HREI	**WürttHyp**	**HREGe**	**Other/ consoli-dation**	**HREG**
Net interest income					
1.1.-31.3.2005	65	30	72	-2	165
1.1.-31.3.2004	50	26	91	-1	166
Provisions for losses on loans and advances					
1.1.-31.3.2005	2	3	30	-	35
1.1.-31.3.2004	11	5	55	-	71
Net interest income after provisions for losses on loans and advances					
1.1.-31.3.2005	**63**	**27**	**42**	**-2**	**130**
1.1.-31.3.2004	**39**	**21**	**36**	**-1**	**95**
Net commission income					
1.1.-31.3.2005	29	-2	-3	-1	23
1.1.-31.3.2004	32	-4	-4	-	24
Net trading income					
1.1.-31.3.2005	7	-	-	-	7
1.1.-31.3.2004	-	-	-	-	-
Net income from investments					
1.1.-31.3.2005	-	4	7	-	11
1.1.-31.3.2004	-	7	4	-	11
General administrative expenses					
1.1.-31.3.2005	37	8	24	4	73
1.1.-31.3.2004	26	8	33	5	72
Balance of other operating income/expenses					
1.1.-31.3.2005	1	-	1	2	4
1.1.-31.3.2004	1	-	-	-	1
Operating income/loss					
1.1.-31.3.2005	**63**	**21**	**23**	**-5**	**102**
1.1.-31.3.2004	**46**	**16**	**3**	**-6**	**59**
Balance of other income/expenses					
1.1.-31.3.2005	-	-	-	-	-
1.1.-31.3.2004	-	-	-4	-	-4
Net income/loss before taxes					
1.1.-31.3.2005	**63**	**21**	**23**	**-5**	**102**
1.1.-31.3.2004	**46**	**16**	**-1**	**-6**	**55**
Taxes on income[1]					
1.1.-31.3.2005	16	2	4	2	24
1.1.-31.3.2004	13	-	-	1	14
Net income/loss[1]					
1.1.-31.3.2005	**47**	**19**	**19**	**-7**	**78**
1.1.-31.3.2004	**33**	**16**	**-1**	**-7**	**41**

[1] Excluding the effects from capitalised losses carried forward

Key ratios

in %				
	HREI	**WürttHyp**	**HREGe**	**HREG**
Cost-income ratio (based on operating revenues)				
1.1.-31.3.2005	36.3	25.0	31.2	34.8
1.1.-31.12.2004	37.3	28.4	35.2	37.7
Return on equity after taxes[1]				
1.1.-31.3.2005	12.0	11.4	3.9	7.6
1.1.-31.12.2004	10.1	9.0	-0.5	4.0

[1] Excluding the effects from capitalised losses carried forward

Balance sheet figures

Total assets in € million	HREG
31.3.2005	146,947
31.12.2004	148,128

Total lending volume in € million	HREI	WürttHyp	HREGe	Other/ consolidation	HREG
31.3.2005	17,922	20,252	59,244	-1,198	96,220
31.12.2004	17,811	20,518	62,197	-1,414	99,112

Key capital ratios compliant with BIS rules

Risk-weighted assets in € billion	HREI	WürttHyp	HREGe	HREG
31.3.2005	17.8	10.5	23.4	51.1
31.12.2004	17.3	10.1	24.2	51.0

Core capital ratio in %	HREI	WürttHyp	HREGe	HREG
31.3.2005	10.1	6.8	7.9	8.2
31.12.2004[1]	9.2	7.1	8.4	8.3

[1] As per approved annual financial statements

Summary of quarterly financial data

Hypo Real Estate Group	1st quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004	1st quarter 2005
Operating performance (in € million)					
Operating revenues	202	212	201	220	210
Net interest income	166	180	161	176	165
Net commission income	24	25	35	10	23
Net trading income	-	2	3	6	7
Net income from investments	11	4	-1	33	11
Balance of other operating income/expenses	1	1	3	-5	4
Provisions for losses on loans and advances	71	75	75	55	35
General administrative expenses	72	77	80	86	73
Balance of other income/expenses	-4	-1	-5	-13	-
Net income/loss before taxes	55	59	41	66	102
Net income/loss[1]	41	43	36	48	78
Key indicators					
Total volume of lending (in € billion)	107.4	105.5	106.2	99.1	96.2
Risk assets compliant with BIS rules (in € billion)	51.9	51.8	52.5	51.0	51.1
Core capital ratio compliant with BIS rules (in %)	7.9	7.9	7.8	8.3[2]	8.2
Employees	1,449	1,463	1,417	1,311	1,287

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Summary of quarterly financial data

Hypo Real Estate International	1st quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004	1st quarter 2005
Operating performance (in € million)					
Operating revenues	83	96	97	89	102
Net interest income	50	61	53	60	65
Net commission income	32	30	41	23	29
Net trading income	-	2	3	6	7
Net income from investments	-	3	-2	2	-
Balance of other operating income/expenses	1	-	2	-2	1
Provisions for losses on loans and advances	11	16	15	-9	2
General administrative expenses	26	32	38	40	37
Balance of other income/expenses	-	-	-	-1	-
Net income/loss before taxes	46	48	44	57	63
Net income/loss[1]	33	39	34	42	47
Key indicators					
Total volume of lending (in € billion)	15.9	15.9	18.2	17.8	17.9
Risk assets compliant with BIS rules (in € billion)	14.1	15.1	16.8	17.3	17.8
Core capital ratio compliant with BIS rules (in %)	10.3	9.6	8.7	9.2[2]	10.1
Employees	417	464	502	504	499

[1] Excluding the effects from capitalised losses carried forward
[2] As per approved annual financial statements

Württembergische Hypothekenbank	1st quarter 2004	2nd quarter 2004	3rd quarter 2004	4th quarter 2004	1st quarter 2005
Operating performance (in € million)					
Operating revenues	29	27	28	32	32
Net interest income	26	28	28	26	30
Net commission income	-4	-1	1	-2	-2
Net trading income	-	-	-	-	-
Net income from investments	7	-	-2	9	4
Balance of other operating income/expenses	-	-	1	-1	-
Provisions for losses on loans and advances	5	4	5	9	3
General administrative expenses	8	7	9	9	8
Balance of other income/expenses	-	-	-	-	-
Net income/loss before taxes	16	16	14	14	21
Net income/loss	16	16	14	13	19
Key indicators					
Total volume of lending (in € billion)	19.1	19.0	19.5	20.5	20.3
Risk assets compliant with BIS rules (in € billion)	8.8	9.2	9.4	10.1	10.5
Core capital ratio compliant with BIS rules (in %)	7.4	7.0	7.5	7.1[1]	6.8
Employees	174	174	173	171	178

[1] As per approved annual financial statements

Summary of quarterly financial data

Hypo Real Estate Germany	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004	1st Quarter 2005
Operating performance (in € million)					
Operating revenues	91	90	78	99	77
Net interest income	91	91	82	90	72
Net commission income	-4	-4	-7	-10	-3
Net trading income	-	-	-	-	-
Net income from investments	4	2	3	22	7
Balance of other operating income/expenses	-	1	-	-3	1
Provisions for losses on loans and advances	55	55	55	55	30
General administrative expenses	33	34	28	31	24
Balance of other income/expenses	-4	-1	-5	-11	-
Net income/loss before taxes	-1	-	-10	2	23
Net income/loss[1]	-1	-6	-3	-	19
Key indicators					
Total volume of lending (in € billion)	73.5	71.5	69.2	62.2	59.2
Risk assets compliant with BIS rules (in € billion)	29.3	27.8	26.9	24.2	23.4
Core capital ratio compliant with BIS rules (in %)	7.2	7.6	7.7	8.4[2]	7.9
Employees	814	784	698	592	560

[1] Excluding the effects from capitalised losses carried forward

[2] *As per approved annual financial statements*

Further information:

The interim report for the period ending 31 March 2005 of the Hypo Real Estate Group can be viewed today from approx. 07:00h am onwards in the internet at www.hyporealestate.com.